Exhibit (a)(2)(2)

November 30, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Touchstone Dividend Equity Fund (the “Fund”) (formerly AIG Focused Dividend Strategy Fund) pursuant to item 304(a)(1) of Regulation S-K (copy attached), which we understand will be filed with the Securities and Exchange Commission in the Fund’s annual report on form N-CSR dated November, 30 2021. We agree with the statements concerning our Firm contained therein.

Very truly yours,

Houston, Texas

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002

T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Attachment

Changes in Independent Registered Public Accounting Firm

As the result of the reorganization of the AIG Focused Dividend Strategy Fund, a series of the SunAmerica Series, Inc. (the “Predecessor Fund”), into the Touchstone Dividend Equity Fund (the “Dividend Equity Fund”), a series of the Touchstone Funds Group Trust, on July 16, 2021, PricewaterhouseCoopers LLP (“PwC”) resigned as the independent registered public accounting firm, effective July 16, 2021. The Board of Trustees approved the appointment of Tait, Weller & Baker LLP as the independent registered public accounting firm of the Dividend Equity Fund for the fiscal period ended September 30, 2021.

PwC’s report on the financial statements of the Predecessor Fund for the fiscal years ended October 31, 2019 and October 31, 2020 did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended October 31, 2019 and October 31, 2020 and the subsequent interim period through July 16, 2021, during which PwC served as the Predecessor Fund’s independent registered public accounting firm, there were no: (i) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

The Predecessor Fund provided PwC with a copy of the disclosures proposed to be made in the N-CSR filed with the Commission and requested that PwC furnish the Predecessor Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the Predecessor Fund in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The PwC letter is attached to the N-CSR as an exhibit.

During the fiscal years ended October 31, 2019 and October 31, 2020 and the subsequent interim period through July 16, 2021, neither the Dividend Equity Fund nor anyone on its behalf has consulted TaitWeller& Baker LLP on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Dividend Equity Fund’s financial statements and no written report or oral advice was provided to the Dividend Equity Fund by Tait Weller & Baker LLP or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).